1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 8, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the 2010 First Extraordinary General Meeting to be held on 26 February 2010

The Number of Shares Represented by the Proxy Form [1]

I/We2	, of2:
,
being the registered holder(s) of H shares of nominal value of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT[3] the Chairman of the EGM

or	of

                                                                                                           as my/our proxy/proxies to attend on my/our behalf at the 2010 First Extraordinary General Meeting of the Company (and/or at any adjournment thereof) (the “EGM”) to be held at 9:00 a.m. on 26 February 2010 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC. The proxy/proxies will vote on my/our behalf on the resolutions listed in the Notice of EGM as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/ proxies think(s) fit:

AS AN ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
1 Proposal regarding the election of Mr. Li Weimin as a director of the Company

AS SPECIAL RESOLUTIONS	FOR[4]	AGAINST[4]
2 Proposal regarding the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited
3 Proposal regarding the amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited

Signature[7]:	Date:	2010

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If a person other than the Chairman of the EGM is to be appointed as proxy, please delete “the Chairman of the EGM or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy needs not be a shareholder. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof.

7.	A proxy attending the EGM must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2010 FIRST EXTRAORDINARY GENERAL MEETING

TO BE HELD ON 26 FEBRUARY 2010

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the 2010 First Extraordinary General Meeting (the “EGM”) of the Company to be held at 9:00 a.m. on 26 February 2010, at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC.

Name(s) (as appearing in the register of members)(1)
Number of Domestic/H Shares registered under my/our name(s) (3)(4)
Identity card/passport number(2)(4)
Identification code of shareholder
Correspondence address(1)
Telephone number

Signature(s):                                             Date:             2010

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.

2.	Please attach a copy of your identity card/passport.

3.	Please attach a copy of your proof of share ownership.

4.	Please delete the option which is not applicable in “Domestic/H”, “in person/by a proxy/proxies”, and
“Identity	card/passport”.

5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than Friday, 5 February 2010. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310